Exhibit 99.1

Annual Loan/MSN Review

KDM Mortgage Secured Note: KDM 2018-N001

KDM Loan: KDM 2018-L001

Cusip: 50067AAE2

Date	3/13/2019			Yearly IO Payment	$120,250
Loan Amount	$1,850,000			Loan Term	5 Year IO
Interest Rate	5.25%			Maturity Date	4/25/2023
Original Appraisal	$2,775,000			Current Appraisal Estimate 03/08/19	$3,000,000
Original LTV	66.67%			Current LTV	61.67%

Property Address
345 NE 80 Street, Miami, FL 33138-4412

Income Statement			Analysis
Income	Year End 2017	Year End 2018		2017	2018
Rental Income	$240,670	$267,722	NOI	$206,611	$223,907
Vacancy Haircut 5.00%	-$12,033	-$13,386	Debt Service	-$120,250	-$120,250
Late Fee Income	$75	$3,372	Net Profit	$86,361	$103,657
Tax Income - Real Estate	$11,561	$8,310
Utilities & CAM Income	$13,909	$8,295	DSCR	1.72	1.86
			Debt Yield Ratio	11.17%	12.10%
Total Income	$254,181	$274,313	Expense Ratio	18.71%	18.38%

Expenses			Review
Management Fee 4.00%	$9,401	$10,709

The property is now 100% occupied with the addition of La Colombe Holdings signing a 3 year lease. Boxwood Means Inc. provided the yearly appraisal estimate and observed the property in good condition with no deferred maintenance and subsequently valued the property at $3,000,000. The Landlord has not reported any late or missed payments by the tenants.

KDM affirms its A rating on the property based on the 100% occupancy and increased financial ratios due to the increased lease income.

Bank Service Charges	$830	$142
Dues & Subscriptions	$130	$0
Insurance Expense	$5,872	$9,855
Licenses & Permits	$0	$539
Professional Fees- Legal Fees	$488	$0
Repairs and Maintenance	$0	$983
Taxes - Property	$22,660	$21,801
Utilities	$6,185	$2,539
Waste Cleaning	$2,005	$3,838

Total Expense	$47,570	$50,406
NOI	$206,611	$223,907

Disclaimer: This report has been prepared for investors. It is based on information drawn from sources believed to be reliable; however, KDM cannot warrant the comprehensiveness, reliability, or accuracy of this report. The information contained herein is subject to change without notice. Any use of information contained herein is undertaken at the investor’s own risk, and KDM shall not be liable to any user, person, or entity, for any losses resulting from the use of any content herein. Nothing in this report should be construed as advice or recommendation.